[redacted]

08031146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 67280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
APR 15 2008
Washington, DC
101

300 WEST TENTH STREET
(No. and Street)

WEST POINT (City) GEORGIA (State) 31833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIFFORD, HILLEGASS & INGWERSEN, LLP
(Name – *if individual, state last, first, middle name*)

1200 ASHWOOD PARKWAY, SUITE 300 (Address) ATLANTA (City) GEORGIA (State) 30338-4747 (Zip Code)

PROCESSED
APR 29 2008 E
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK E. PLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

My commission expires 4/8/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.
300 West Tenth Street
West Point, Ga. 31833
706-645-2211
706-643-5786 fax

SEC
Mail Processing
Section

APR 15 2008

Washington, DC
101

April 14, 2008

Mr. David Ogle
FINRA Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, Ga. 30305-4808

Dear Mr. Ogle:

Pursuant to the letter dated April 7, 2008 from Ms. Debra Jastredowski (copy enclosed), please find the revised calendar year 2007 audited financial statements for JSL Securities, Inc. Please note that pages 10, 11 and 12 have been updated to correct for the deficiency related to the SEC Act Rule 15c3-3 subparagraph (k)(1) exemption noted in Ms. Jastredowski's letter. Also enclosed is a new From X-17A-5, Part III Facing Page.

We apologize for any inconvenience this omission may have caused you. If you have any question, please do not hesitate to contact me.

Best regards.

Sincerely,

Frank E. Plan
President

Copy: ~~SEC Washington, D.C. Office (2)~~
SEC Atlanta District Office (1)
Mr. Todd Carlisle, Sirote Permutt

FINRA

Financial Industry Regulatory Authority

BY CERTIFIED MAIL 7001 2510 0001 2826 4029

April 7, 2008

Frank E. Plan, President
JSL Securities, Inc.
P.O. Box 70
West Point, GA 31833

CRD No. 140116

Dear Mr. Plan:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Identification of the sub-paragraph(s) upon which the firm claims exemption from the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. The independent public accountant should ascertain that the conditions of the exemption(s) the firm claims were being complied with as of the examination date, and indicate whether or not that facts came to their attention to indicate that the exemption(s) claimed had not been complied with during the period since his last examination. (Specific exemptions are found in paragraph (k) of Securities and Exchange Act Rule 15c3-3. The firm had identified SEC Rule 15c3-3 subparagraph (k)(1) as firm's exemption on the unaudited Form X-17A-5, Part II A which was filed for December 31, 2007).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 21, 2008. Questions may be addressed to David Ogle, Principal Examiner at (404) 239-6132.

Sincerely,

Debra Jastredowski

Debra Jastredowski
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Katherine Addleman, Regional Director, Securities and Exchange Commission
Gifford, Hillegass & Ingwersen, LLP, Certified Public Accountant

/ds

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

t 404 239 6100
f 404 237 9290
www.finra.org

JSL SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2007

with
Independent Auditors' Report

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2007

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
JSL Securities, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a C Corporation) as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2007, and results of its operations and cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 20, 2008
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Current Assets		
Cash	$	446,449
Prepaid Expenses		2,308
TOTAL ASSETS	$	448,757

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Due to Parent (Notes B and D)	$	117,945
Accrued Expenses		14,233
State Income Taxes Payable (Note D)		5,000
TOTAL CURRENT LIABILITES		137,178
Stockholder's Equity (Note B)		
Common Stock, $1.00 par value, 1,000 shares authorized, issued and outstanding		1,000
Paid-in Capital		129,500
Retained Earnings		181,079
TOTAL STOCKHOLDER'S EQUITY		311,579
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$	448,757

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Other Income	$	986,973
Operating Expenses (Note B)		685,606
Net Income Before Tax		301,367
Income Tax Expense		115,000
Net Income	$	186,367

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2007

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2006	$ 1,000	$ 29,500	$ (5,288)	$ 25,212
Additional Paid in Capital	-	100,000	-	100,000
Net Income	-	-	186,367	186,367
Balance at December 31, 2007	$ 1,000	$ 129,500	$ 181,079	$ 311,579

See accompanying notes.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net Income	$	186,367
Increase in prepaid expenses		(2,308)
Increase in income taxes payable		5,000
Increase in accrued expenses		14,233
Increase in due to parent		117,945
Net cash provided by Operating Activities		321,237
Cash Flows from Financing Activities		
Capital contributions		100,000
NET INCREASE IN CASH		421,237
Cash at Beginning of Year		25,212
Cash at End of Year	$	446,449
Supplemental Cash Flow Disclosures:		
Income taxes paid	$	110,000

See accompanying notes.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky, North Carolina, and Tennessee. The Company started operations on March 1, 2007. The Company engages in limited securities business that does investment company and variable contract business solely on an application way basis.

Cash and Cash Equivalents: For the purpose of reporting cash flows, the Company considers all demand notes and short-term investments with maturities of three months or less to be cash equivalents.

The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

NOTE B—RELATED PARTY TRANSACTIONS

JSL contributed $25,000 to set up JSL Securities on March 6, 2006. During the period ended December 31, 2006, JSL contributed an additional $5,500 to pay for certain license expenses of JSL Securities. For the year ended December 31, 2007, JSL contributed an additional $100,000 to increase the net capital of JSL Securities. Effective March 1, 2007, JSL Securities entered into an Expense Sharing Agreement with JSL. JSL Securities agreed to pay JSL for expenses allocated based on JSL Securities operating history. These expenses include rent, office supplies, postage, technology and other non-regulatory expenses. During 2007, JSL Securities paid JSL management fees of approximately $100,000. Additionally, JSL funded federal income taxes of the Company during 2007 which were accounted for using inter-company payables accounts.

NOTE B—RELATED PARTY TRANSACTIONS—Continued

Effective March 1, 2007, the Company entered into a Broker Dealer Services Agreement with Royal Alliance Associates, Inc., a broker dealer. Under this agreement, all customer relationships created shall be recorded on the books and records of and accounted for solely as a new account of Royal Alliance. Representatives affiliated with Royal Alliance and employed by JSL Securities generate commission revenues, net of ticket charges and trading fees in connection with the sale of insurance and investment products and services to customers of Royal Alliance that may also be clients of J. Smith Lanier & Co. The sales representatives have waived their rights to the commission income and instead directed Royal Alliance to pay such commissions to JSL Securities rather than the representatives. Commissions paid to JSL Securities by Royal Alliance during 2007 totaled approximately $952,000.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule.

NOTE D—INCOME TAXES

The provision for income taxes is as follows:

Current:	
Federal	$ 95,000
State	20,000
	$ 115,000

NOTE D—INCOME TAXES—Continued

The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* The Company has elected to file a consolidated federal income tax return with its Parent, JSL. The Company and Parent have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return. As of December 31, 2007, the Company has recorded a federal income tax expense of $95,000 and a related payable to its Parent to reimburse the Parent for its share of the consolidated federal income tax liability. The Company has also recorded a state income tax expense of $20,000 and related payable of $5,000 for state income tax liability. During the year, the Company made an estimated state income tax payment of $15,000.

SUPPLEMENTAL INFORMATION

JSL SECURITIES, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007

Computation of Net Capital		
Total stockholders' equity	$	311,579
Deduct nonallowable assets		2,308
Net capital	$	309,271
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	137,178
Computation of Minimum Net Capital Requirement		
Net capital	$	309,271
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		9,145
Net capital in excess of requirement	$	300,126
Percentage of aggregate indebtedness to net capital		44%

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2007 and the audited financial statements at December 31, 2007.

JSL SECURITIES, INC.

Schedule II

OTHER INFORMATION

December 31, 2007

The following statements and computations are not applicable at December 31, 2007, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (1) of Rule 15c3-3, as customer transactions are limited to those involving redeemable securities of registered investment companies and interests in insurance company separate accounts.

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
JSL Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of JSL Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

No facts came to our attention to indicate that the exemptions claimed had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A **control deficiency** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A **material weakness** is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 20, 2008
Atlanta, Georgia

END